VOYA LETTERHEAD

LAW & COMPLIANCE/PRODUCT FILING UNIT

ONE ORANGE WAY

WINDSOR, CT 06094-4774

LOMBARD J. GASBARRO

SENIOR VICE PRESIDENT, DEPUTY GENERAL COUNSEL

PHONE: (781) 796-9402 | EMAIL: LOMBARD.GASBARRO@VOYA.COM

July 17, 2025

BY EDGARLINK

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Voya Retirement Insurance and Annuity Company Registration Statement on Form S-3 Prospectus Title: Guaranteed Accumulation Account File No.: 333-288655

Ladies and Gentlemen:

Please accept this letter as an amendment to the Registration Statement on Form S-3 (File No. 333-288655) filed with the Securities and Exchange Commission on July 14, 2025, to include the delaying amendment language required by Rule 473 of the Securities Act of 1933, as amended, as follows:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such dates as the Commission, acting pursuant to said section 8(a), may determine.”

If you have any questions, please call the undersigned at (781) 796-9402.

Sincerely,

/s/ Lombard J. Gasbarro
Lombard J. Gasbarro

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